UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2009 and 2008 and for the year ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year), as of December 31, 2009 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 29, 2010

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$1,486	$87,246
Investments, at fair value:
Multi-Color Corporation common stock	3,050,906	3,950,478
Money market fund	2,067,348	1,713,392
Mutual funds	16,056,324	10,434,161
Participant loans	1,297,022	1,244,915

Total investments	22,471,600	17,342,946

TOTAL ASSETS	22,473,086	17,430,192

LIABILITIES
Excess contributions payable	(2,033)	(44,182)

Net assets available for plan benefits	$22,471,053	$17,386,010

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2009

Additions to net assets attributed to:
Employee contributions	$2,182,160
Employer contributions	889,589
Rollover contributions	20,928

Total contributions	3,092,677

Dividend and interest income	350,059
Net appreciation in fair value of investments	3,159,372

Total investment income	3,509,431

Transfer of assets to the plan	363,499

Total additions	6,965,607

Deductions to net assets attributed to:
Benefits paid	1,863,630
Administrative expenses	16,934

Total deductions	1,880,564

Net increase	5,085,043

Net assets available for plan benefits:
Beginning of year	17,386,010

End of year	$22,471,053

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN

The Plan is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

General – The Plan became effective on April 1, 1994 and covers substantially all U.S. based full-time employees of Multi-Color Corporation (the Company). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution, up to 5% of such voluntary contributions for eligible union employees at the Norway, Michigan plant and 6% of such voluntary contributions for all other employees. Provided the Norway plant meets specific target requirements at the end of each year, those eligible union employees will receive an additional contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2009 and 2008.

During 2009, the Plan was amended as follows to address the disposition method of forfeitures:

•	Forfeitures should be used to offset plan expenses.
•

Forfeitures should be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year.

In February of 2008, the Company acquired Collotype International Holdings Pty. Ltd. (Collotype). As a result of the acquisition, Collotype employees who were participants in the Collotype Labels USA, Inc. 401(k) Plan began contributing to the Multi-Color 401(k) Savings Plan on April 1, 2009 and the participant account, of Collotype Labels USA, Inc. 401(k) Plan were transferred to the Plan. As a result of the transfer of Collotype participant accounts to the Plan, total plan assets increased by $363,499. Furthermore, the number of employees eligible to participate increased from approximately 700 to approximately 800.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and administrative expenses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any), are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from participant’s vested account.

Vesting – Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN (CONTINUED)

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Loan Provisions – Participants may borrow funds from the vested portion of their account. The maximum loan amount available to an eligible participant is 50% of the vested account balance; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant loans bear interest at the market rate as determined by the Plan administrator.

Payment of Benefits – Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $1,000. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

Expenses of the Plan – The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

Forfeitures – Forfeitures are first used to offset plan expenses and then are allocated annually to the participants’ accounts at the Plan year-end. Forfeitures to be allocated at December 31, 2009 and 2008 were approximately $40,000 and $49,000, respectively. Total amounts allocated for the year ended December 31, 2009 were approximately $48,000.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

1.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4.	Payment of Benefits

Benefits are recorded when paid.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE B – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

5.	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued revised accounting guidance for improving disclosures about fair value measurements. Among other provisions, this update enhances the usefulness of existing fair value measurement disclosures by requiring both the disaggregation of certain information as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, which for the Company is January 1, 2010. The adoption of the amendments will not have a material impact on the Plan. See Note G for additional disclosures relating to fair value measurements.

In September 2009, the FASB issued revised accounting guidance that allows a reporting entity to measure the fair value of certain alternative investments based on the investee’s net asset value (NAV) per share or its equivalent as a practical expedient. This guidance was effective for interim and annual periods ending after December 15, 2009, which for the Company is December 31, 2009. The adoption of the amendments did not have a material impact on the fair value of the money market. See Note G for additional information.

6.	Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued, and noted no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Approximately 14% and 23% of the Plan’s investments were in Multi-Color Corporation common stock at December 31, 2009 and 2008, respectively. The decrease in the value of the Company’s stock caused the value of the Plan’s net assets to decrease by $820,684 during 2009.

The investment options available during 2009 included the following:

American Beacon Large Cap Value Fund

American Funds – Bond Fund

American Century Equity Growth Fund

Baron Small Cap Fund

BlackRock Index Equity Fund

BlackRock Money Market Fund

Dreyfus Bond Market Index Inv

Dreyfus Midcap Index Fund

Fidelity Advisor Mid-Cap Fund

Fidelity Advisor Strategic Income Fund

Growth Fund of America

Janus Advisor Balanced Fund*

Janus Advisor International Growth Fund*

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE C – INVESTMENTS (CONTINUED)

Janus Balanced Class S Fund*

Janus Overseas Class S Fund*

Multi-Color Corporation Common Stock

Royce Opportunity Fund

Third Avenue Value Fund

T. Rowe Price 2010 Retirement Fund

T. Rowe Price 2020 Retirement Fund

T. Rowe Price 2030 Retirement Fund

T. Rowe Price 2040 Retirement Fund

T. Rowe Price 2050 Retirement Fund

*	In July of 2009, the Janus Balanced Class S fund replaced the Janus Advisor Balanced Fund and the Janus Overseas Class S Fund replaced the Janus Advisor International Growth Fund. The funds have identical or substantially identical investment objectives, strategies and policies.

The following investments are in excess of five percent of net assets available for Plan benefits as of December 31:

	2009	2008
Participant Loans	$1,297,022	$1,244,915
BlackRock Index Equity Fund (79,773 and 77,398 units, respectively)	1,696,775	1,330,478
BlackRock Money Market Fund (1,319,135 and 1,095,029 units, respectively)	2,067,348	1,713,392
Fidelity Advisor Mid-Cap Fund (179,185 and 176,824 units, respectively)	2,927,878	1,975,121
Janus Balanced Class S Fund (formerly Janus Advisor Balanced Fund) (95,646 and 82,592 units, respectively)	2,348,103	1,728,645
Janus Overseas Class S Fund (formerly Janus Advisor International Growth Fund) (49,627 and 46,225 units, respectively)	2,108,170	1,243,914
Multi-Color Corporation Common Stock (249,869 and 249,715 units, respectively)	3,050,906	3,950,478

The Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

2009
Mutual Funds	$3,980,056
Common Stock	(820,684)

Total	$3,159,372

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E –TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained a determination letter dated November 21, 2001 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE F – PARTIES IN INTEREST

Certain plan investments held during the years ended December 31, 2009 and 2008 include shares of the Company’s common stock, money market fund, and shares of mutual funds managed by the Trustee, or an affiliate there of, and therefore, these transactions qualify as party in interest transactions. The Plan did not pay any fees in 2009 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities

•	Level 2 – Observable inputs other than quoted market prices in active markets for identical assets and liabilities

•	Level 3 – Unobservable inputs, developed using company’s estimates and assumptions

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Common stock/mutual funds – Valued at the closing price reported on the active market on which the security is traded.

Money market – Valued at net asset value (NAV) based on the fair value of the money market’s underlying investments using information reported by the investment advisor.

Participant loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investments measured at fair value at December 31, 2009 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2009 Using:			Total Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$1,351,128	$—	$—	$1,351,128
Growth & Income funds	5,502,385	—	—	5,502,385
Growth funds	6,150,814	—	—	6,150,814
Aggressive growth funds	3,051,997	—	—	3,051,997
Multi-Color Corporation common stock	3,050,906	—	—	3,050,906
BlackRock money market fund	—	2,067,348	—	2,067,348
Participant loans	—	—	1,297,022	1,297,022

Total investments	$19,107,230	$2,067,348	$1,297,022	$22,471,600

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2009 and 2008

NOTE G – FAIR VALUE MEASUREMENTS (CONTINUED)

Investments measured at fair value at December 31, 2008 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2008 Using:			Total Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3
Participant-Directed Investments:
Mutual funds:
Income funds	$1,395,136	$—	$—	$1,395,136
Growth & income funds	3,800,813	—	—	3,800,813
Growth funds	5,238,212	—	—	5,238,212
Multi-Color Corporation common stock	3,950,478	—	—	3,950,478
BlackRock money market fund	—	1,713,392	—	1,713,392
Participant loans	—	—	1,244,915	1,244,915

Total investments	$14,384,639	$1,713,392	$1,244,915	$17,342,946

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3):
	Beginning Fair Value	Realized Gains and Losses	Unrealized Gains and Losses	Purchases, Issuances, Settlements, Net	Ending Fair Value
Participant loans	$1,244,915	$—	$—	$52,107	$1,297,022

In 2009, the Plan adopted the amended fair value measurements and disclosures guidance as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the money market was determined as of December 31, 2009, based on NAV. The adoption of the amendments did not have a material impact on the fair value of the money market. Investments in the money market do not have a holding period. There are no unfunded commitments for investment in the money market.

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	BlackRock Money Market Fund	Money Market	$2,067,348
	American Beacon Large Cap Value Fund	Mutual Fund	246,786
	American Century Equity Growth Fund	Mutual Fund	757,319
	American Funds – Bond Fund	Mutual Fund	953,935
	Baron Small Cap Fund	Mutual Fund	393,370
	BlackRock Index Equity Fund	Mutual Fund	1,696,775
	Dreyfus Bond Market Index Inv	Mutual Fund	41,815
	Dreyfus Midcap Index Fund	Mutual Fund	33,774
	Fidelity Advisor Mid-Cap Fund	Mutual Fund	2,927,878
	Fidelity Advisor Strategic Income Fund	Mutual Fund	355,378
	Growth Fund of America	Mutual Fund	341,698
	Janus Balanced Class S Fund	Mutual Fund	2,348,103
	Janus Overseas Class S Fund	Mutual Fund	2,108,170
	Royce Opportunity Fund	Mutual Fund	492,509
	Third Avenue Value Fund	Mutual Fund	451,317
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	328,270
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	763,794
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	735,066
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	943,752
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	136,615
*	Multi-Color Corporation Common Stock	Common Stock	3,050,906
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%, maturing through 2015	1,297,022

			$22,471,600

*	Indicates party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: June 29, 2010	By:	/s/ Dawn H. Bertsche
Dawn H. Bertsche Senior Vice President Finance, Chief Financial and Accounting Officer and Secretary